GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)
CONSOLIDATED FINANCIAL STATEMENTS

FOR NINE MONTHS ENDED MAY 31, 2007
UNAUDITED – PREPARED BY MANAGEMENT

The financial statements for the nine-month period ended May 31, 2007 have not been reviewed by the Company’s auditors.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS

	(Unaudited) MAY 31	AUGUST 31
	2007	2006
ASSETS
Current
Cash and cash equivalents	$188,981	$134,632
Short term investments	7,430,945	1,512,759
Accounts receivable (Note 3)	63,014	55,227
Prepaid expenses	31,495	10,163
	7,714,435	1,712,781
Mineral Property Acquisition Costs (Note 4)	334,773	334,773
Mineral Property Exploration Costs (Note 4)	3,069,738	2,638,679
Capital Assets (Note5)	57,650	52,621
	$ 11,176,596	$4,738,854
LIABILITIES
Current Accounts payable and accrued liabilities	$43,043	$34,851
SHAREHOLDERS’ EQUITY
Share Capital (Note 6)	18,908,329	11,916,774
Contributed Surplus (Note 6)	1,257,185	1,238,038
Deficit	(9,031,961)	(8,450,809)
	11,133,553	4,704,003
	$11,176,596	$4,738,854

Approved by the Directors:

“J. Paul Sorbara”

“Stephen W. Pearce”

The accompanying notes are integral part of these consolidated financial statements

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Unaudited)

	3 MONTHS ENDED MAY 31		9 MONTHS ENDED MAY 31
	2007	2006	2007	2006
Expenses
Amortization	$2,995	2,046	$8,409	6,343
Automobile	1,228	816	3,112	3,001
Foreign exchange loss	17,523	(443)	34,099	12,151
Management fees	30,000	30,000	90,000	90,000
Office and general	61,737	22,342	133,201	64,015
Professional fees	14,196	5,663	52,885	40,508
Rent and utilities	17,811	15,110	51,086	47,981
Transfer agent and filing fees	48,778	1,974	57,514	23,580
Travel	7,831	5,343	21,050	18,535
Stock based compensation	12,550	-	19,147
Wages and benefits	55,683	40,033	152,527	140,996
Loss Before The Following	270,332	122,884	623,030	447,110
Interest Income	(20,317)	(11,391)	(41,878)	(29,987)
Net Loss For The Period	250,015	111,493	581,152	417,123
Deficit, Beginning of Period	8,781,946	7,625,065	8,450,809	7,319,435
Deficit, End of Year Period	$9,031,961	$7,736,558	$9,031,961	$7,736,558
Loss Per Share – Basic And Diluted	$(0.00)	$(0.00)	$(0.01)	$(0.01)
Weighted Average Number of Common Shares Outstanding – Basic And Diluted	49,935,061	42,196,490	44,862,088	39,107,490

The accompanying notes are integral part of these consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	3 MONTHS ENDED MAY 31		9 MONTHS ENDED MAY 31
Cash Provided By (Used For) Operating Activities	2007	2006	2007	2006
Net loss for the period	$(250,015)	$(111,493)	($581,152)	$(417,123)
Items not affecting cash:
Stock based compensation	12,550	-	19,147	-
Amortization	2,995	2,046	8,409	6,343
Change in non-cash working capital items:
Accounts receivable	(32,681)	10,202	(7,787)	(3,841)
Accounts payable and accrued liabilities	(14,156)	149,071	8,192	150,968
Prepaid expenses	(27,174)	2,148	(21,332)	1,076
Cash Used In Operating Activities	(296,726)	51,974	(574,523)	(262,577
Investing Activities
Expenditures on mineral properties	(232,641)	(447,196)	(431,059)	(587,317)
Purchase of short term investments	(6,500,945)	(125,000)	(5,918,186)	(924,600)
Purchase of capital assets	(5,934)	(1,677)	(13,438)	(3,583)
	(6,739,520)	(573,873	(6,362,683)	(1,515,500)
Financing Activities
Share issuances for cash	(7,367,200)	490,325	7,367,200	1,930,587
Share issue (costs) recovery	(375,646)	-	(375,646)	(127,170
	6,991,555	490,325	6,991,555	1,803,417

Increase (Decrease) In Cash	(44,691)	(31,574)	54,349	25,340
Cash And Cash Equivalents, Beginning of Period	233,672	121,551	134,632	64,637
Cash And Cash Equivalents, End Of period	$188,981	$89,977	$188,981	$89,977

The accompanying notes are integral part of these consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007
(Unaudited)

1.

NATURE OF OPERATIONS

The Company was incorporated under the Company Act of British Columbia on June 12, 1996.

The Company’s principal business activity is the exploration of mineral properties in Mexico. The Company has not yet determined whether these properties contain reserves that are economically recoverable.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral concessions, the ability of the Company to obtain financing to complete the development, and to attain future profitable production from the properties or proceeds from disposition.

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements are prepared in accordance with Canadian generally accepted accounting principles.

a)

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries, Minera Delta S.A. de C.V. of Mexico, and 4247 Investments Ltd. of British Columbia.

b)

Use of Estimates

Financial statements prepared in conformity with generally accepted accounting principles require management to make estimates and assumptions, which can affect the reported balances. In determining estimates of the valuation of its assets, the Company relies on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. Assumptions underlying the asset valuations are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events.

c)

Cash and Cash Equivalents

Cash and cash equivalents consists of cash and those short term money market instruments that are readily convertible to cash with an original term of less than ninety days. Term deposits with maturity terms greater than ninety days are classified as short term investments.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007
(Unaudited)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

d)

Mineral Property Acquisition and Exploration Costs

The Company records its interest in mineral properties at cost, less option income realized. The cost of mineral properties and related exploration costs are deferred until the properties are brought into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production or are written-off if the properties are sold, allowed to lapse or abandoned. Amounts shown for the mineral properties and their related deferred exploration costs represent costs incurred and are not intended to reflect present or future values.

Management reviews capitalized costs on its mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from sale of the property.

e)

Capital Assets

Capital assets are recorded at cost and are amortized on a straight-line basis over their estimated useful lives. The following rates are applied:

Computer equipment	25%
Furniture and fixtures	10%
Vehicles	25%

The Company periodically evaluates the recoverability of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimates of future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount.

f)

Asset Retirement Obligations

The Company follows the recommendations in CICA Handbook Section 3110 – “Asset Retirement Obligations” with respect to asset retirement obligations. Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion which is included in cost of sales and operating expenses.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007
(Unaudited)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

f)

Asset Retirement Obligations (Continued)

It is possible that the Company’s estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or of cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

As at May 31, 2007, no provision has been made for asset retirement obligations.

g)

Loss Per Share

Loss per share has been calculated using the weighted average number of common shares outstanding for the year. The Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants, whereby diluted earnings per share is calculated using the treasury stock method. Basic and diluted losses per share are the same, as the effect of potential issuances of shares under warrants or share option arrangements would be anti-dilutive.

h)

Stock Based Compensation

The Company applies the accounting Standard 3870 – “Stock-Based Compensation and Other Stock Based Payments”) requirement of the Canadian Institute of Chartered Accountants (“CICA” ). Under this standard all stock options granted to non-employees are accounted for using the fair value-based method of accounting. During 2004, the company adopted, with retroactive application, the fair value-based method of accounting for stock options granted to employees and directors. Compensation costs attributable to share options granted are measured at fair value at the grant date and are expensed with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

i)

Income Taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007
(Unaudited)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

j)

Foreign Currency Translation

Minera Delta S.A. de C.V. is an integrated foreign operation and has been translated as follows; monetary items and those non-monetary items that are carried at market are translated to Canadian dollars at the rate prevailing on the balance sheet date. Non- monetary items, other than those carried at market, are translated at historical exchange rates. Income statement items have been translated on the date of occurrence. Amortization expense is translated at the same exchange rates as the assets to which they relate. The resulting gains or losses arising on the translation of foreign currency items are credited or charged to earnings.

k)

Financial Instruments

The carrying value of cash and cash equivalents, short term investments, accounts receivable and accounts payable and accrued liabilities approximate their fair value due to their short-term nature, unless otherwise noted.

l)

Asset Impairment

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of its resource property costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future recoverability of its resource property costs. Impairment losses or write downs are recorded in the event the net book value exceeds the estimated indicted future cash flows attributable to such assets.

m)

Variable Interest Entities

The Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, to provide accounting guidance related to variable interest entities (“VIE”). A VIE exists when the entity’s equity investment is at risk. When a VIE is determined to exist, the guidance requires the VIE to be consolidated by the primary beneficiary. The Company adopted the Guideline effective September 1, 2005 and has determined that it does not have a primary beneficiary interest in VIEs.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007
(Unaudited)

3.

ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	2007	2006

Taxes recoverable	$ 5,753	30,126
Interest receivable	18,992	21,137
Other receivable	38,269	498

	$ 63,014	51,761

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007
(Unaudited)

4.

DEFERRED MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS

State of Chihuahua, Mexico

	SAN TIMOTEO ORO	NUEVA UNION	LA REFORMA	CORONA	OTEROS LA ESPERANZA	BUFALO LA HERMOSA LA BARRANCA BECK EL CHAMIZAL	LOS HILOS LAS BOLAS EL MANTO DON LAZARO AMPLIACION LA VERDE	NOPALERA FLOR DEL TRIGO	TOTAL 2007	TOTAL 2006
Acquisition costs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Exploration costs
Assaying	24,468	-	-	-	-	-	11,446	-	35,914	105,115
Drilling	132,612	-	-	-	-	-	1,018	-	133,630	286,862
Geology and mapping	17,893	1,445	1,564	-	-	2,310	40,827	-	64,039	66,232
Property taxes and passage rights	649	152	3,705	3,205	946	4,733	1,199	12,653	27,242	19,463
Salaries	18,909	12,918	-	-	-	-	10,734	-	42,561	23,304
Travel	4,174	-	-	-	-	64	503	-	4,741	11,449
Road construction and site preparation	57,860	376	125	-	-	302	10,644	-	69,307	47,074
Miscellaneous	32,920	6,333	135	-	-	64	7,242	6,931	53,625	27,817
Current costs	289,485	21,224	5,529	3,205	946	7,473	83,613	19,584	431,059	587,316
Balance, beginning of year	784,405	26,695	474,358	22,489	7,178	12,409	1,325,554	320,364	2,973,452	2,306,954
Balance, end of period	$1,073,890	$ 47,919	$ 479,887	$25,694	$ 8,124	$ 19,882	$ 1,409,167	$ 339,948	$ 3,404,511	$2,894,270
Costs summary
Acquisition	$69,257	$ -	$75,000	$ -	$ -	$ -	$ 187,123	$ 3,393	$ 334,773	334,773
Exploration	$1,004,633	$47,919	$404,887	25,694	$ 8,124	$ 19,882	$1,222,044	$ 336,555	$ 3,069,738	2,559,497

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007

(Unaudited)

4.

MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS

State of Chihuahua, Mexico6

	SAN TIMOTEO ORO	NUEVA UNION	LA REFORMA	CORONA	OTEROS LA ESPERANZA	BUFALO LA HERMOSA LA BARRANCA BECK EL CHAMIZAL	LOS HILOS LAS BOLAS EL MANTO DON LAZARO AMPLIACION LA VERDE	NOPALERA FLOR DEL TRIGO	TOTAL 2006	TOTAL 2005
Acquisition costs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Exploration costs Assaying	-	-	-	-	-	89	48,737	56,289	105,115	16,424
Drilling	-	-	-	-	-	-	184,615	102,247	286,862	105,437
Geology and mapping	-	107	5,125	-	-	1,290	50,016	9,694	66,232	142,635
Property taxes and passage rights	427	151	3,049	2,632	656	5,102	1,230	6,216	19,463	45,455
Salaries	-	12,589	-	-	-	-	10,715	-	23,304	20,813
Travel	-	2,580	-	238	-	123	8,134	374	11,449	10,884
Road construction and site preparation	-	-	-	-	-	-	-	-	-	-
Miscellaneous	-	-	-		-	-	30,953	16,121	47,074	3,232
	-	4,125	-	524		837	17,182	5,149	27,817	17,318
Current costs		19,552	8,174		656	7,441	351,582	196,090	587,316	362,198
	427			3,394
Balance, beginning of period	777,457	-	446,279	16,514	5,887	-	950,012	110,805	2,306,954	2,348,693
Balance, end of period	$ 777,884	$ 19,552	$ 454,453	$ 19,908	$ 6,543	$ 7,441	$1,301,594	$ 306,895	$ 2,894,270	2,710,891

Costs summary Acquisition	$ 69,257	$ -	$ 75,000	$ -	$ -	$ -	$ 187,123	$ 3,393	$ 334,773	386,859
Exploration	$ 708,627	$ 19,552	$ 379,453	$19,908	$ 6,543	$ 7,441	$ 1,114,471	$ 303,502	$2,559,497	2,324,032

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007
(Unaudited)

4.

MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS (Continued)

The Company has various net smelter returns on specific claims forming a part of the Company’s properties. The net smelter returns range from 1% to 3%, which have buyouts ranging from US$250,000 to US$2,000,000.

In May 2007, the Company optioned Corona and Chamizal Properties to a company which undertook to spend $500,000 and $200,000 on the properties and issue 300,000 and 150,000 shares respectively to the Company within three years.

5.

CAPITAL ASSETS

		2007
	COST	ACCUMULATED AMORTIZATION	NET
Computer equipment	$ 25,158	16,235	8,923
Furniture and fixtures	32,125	7,775	24,350
Vehicles	38,802	14,181	24,621
	$ 96,085	38,191	57,894
		2006
	COST	ACCUMULATED AMORTIZATION	NET
Computer equipment	$ 21,580	14,446	7,134
Furniture and fixtures	20,359	6,185	14,174
Vehicles	32,018	10,754	21,264
	$ 73,957	31,385	42,572

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007
(Unaudited)

6.

SHARE CAPITAL

Authorized

The authorized share capital of the Company consists of an unlimited number of shares without par value.

Issued and Fully Paid	NUMBER OF SHARES	AMOUNT
Balance, August 31, 2003	28,361,689	$ 7,835,501
Issued for cash at $0.20 per share	200,000	40,000
Issued for options exercised at $0.25 per share	150,000	37,500
Issued for warrants exercised at $0.25 per share	12,627	3,157
Issued for warrants exercised at $0.22 per share	7,310,884	1,608,395
Fair value of options allocated to shares on exercise	-	14,870
Issued for cash at $0.45 per share	1,200,000	540,000
Share issue costs recovery	-	4,176
Balance, August 31 2006 and February 28, 2005	37,235,200	10,083,599
Issued for warrants exercised at $0.25 per share	11,111	2,778
Balance, May 31 and August 31, 2005	37,246,311	10,086,377
Issued for options exercised at $0.25 per share	15,000	3,750
Issued for options exercised at $0.36 per share	25,000	9,000
Issued for warrants exercised at $0.55 per share	40,000	22,000
Issued for cash at $0.35 per share	4,000,000	1,400,000
Issued for agent’s commission	15,750	5,512
Issued for options exercised at $0.25 per share	50,000	12,500
Issued for options exercised at $0.30 per share	50,000	15,000
Issued for warrants exercised at $0.55 per share	841,500	462,825
Fair value of options allocated to shares on exercise	-	26,980
Fair value of agent’s warrants	-	80,013
Share issue costs	-	(207,183)
Balance, May 31 2006 and August 31, 2006	42,283,561	11,916,774
Issued for cash at $0.40 per share	16,618,000	6,647,200
Issued for warrants exercised at $0.45 per share	1,600,000	720,000
Fair value of agent’s warrants	-	335,908
Share issue costs	-	(711,554)
Balance, May 31 2007	60,501,561	$18,908,328

In February 2006, the Company completed a brokered private placement for 4 million units at a price of $0.35 per unit. Each unit consisted of one common share and one nontransferable share purchase warrant exercisable for a period of one year at a price of $0.45 for each whole warrant. Subsequently the warrants were extended until May 15, 2007. In addition, 400,000 warrants as well as 15,750 units were issued to the agent, as commission.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007
(Unaudited)

6.

SHARE CAPITAL (Continued)

In April 2007, the Company closed a private placement of 16,618,000 units at a price of $0.40 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant exercisable for a period of two years at a price of $0.45. Once resale restrictions on the Shares having expired and upon Golden Goliath's shares trading at or above a weighted average trading price of $0.75 for 20 consecutive trading days, the Company may give notice that the Warrants will expire 30 days from the date of providing such notice. The Company engaged Bolder Investment Partners, Ltd. as agent. They received a commission of $351,235 in cash and 252,476 Units, having the same terms as those issued pursuant to the private placement, as well as 1,482,250 agent`s warrants exercisable at $0.45 per share for two years.

a)

Outstanding Warrants

As at May 31, 2007, the Company has 18,352,726 shares purchase warrants outstanding, exercisable at $0.45 until April 20, 2009.

b)

Stock Options

A summary of changes in stock options since August 31, 2003 is presented below:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Balance, August 31, 2003	2,075,000	$ 0.25
Granted	680,000	0.36
Granted	50,000	0.52
Cancelled	(50,000)	0.35
Exercised	(150,000)	0.25
Balance, May 31, 2004	2,605,000	0.28
Cancelled	(50,000)	0.35
Granted	765,000	0.30
Balance, May 31 2005	3,320,000	0.33
Expired	(1,880,000)	0.25
Exercised	(140,000)	0.32
Balance, May 31, 2006	1,300,000	0.31
Granted	2,275,000	0.36
Granted	25,000	0.36
Granted	50,000	0.45
Balance, May 31, 2007	3,625,000	$ 0.34

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007
(Unaudited)

6.

SHARE CAPITAL (Continued)

b)

Stock Options

The following summarizes information about stock options outstanding at May 31, 2007:

OPTIONS OUTSTANDING		OPTIONS EXERCISABLE
WEIGHTED
	AVERAGE	WEIGHTED		WEIGHTED
NUMBER	REMAINING	AVERAGE	NUMBER	AVERAGE
OF	CONTRACTUAL	EXERCISE	OF	EXERCISE
OPTIONS	LIFE	PRICE	OPTIONS	PRICE

3,625,000	3.23 years	$0.34	3,625,000	$0.34

The fair value for options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.15% (2006, 4.47%, 2005 – 3.5%), dividend yield of nil, volatility factor of 93.34% (2006, 95.67%), and a weighted average expected life of the options of 5 years (2006– 5 years).

c)

Contributed Surplus

The following table summarizes the Company’s Contributed Surplus:

Balance, August 31, 2003	$ 360,827
Stock options granted	181,210
Stock options exercised	(14,870)
Balance, May 31, 2005	527,167
Stock options granted	127,087
Balance, May 31, 2006	654,254
Stock options granted	629,911
Stock options exercised	(26,980)
Balance, May 31, 2007	$ 1,257,185

7.

INCOME TAXES

The Company is subject to income taxes on its unconsolidated financial statements in Canada and Mexico. The consolidated provision for income taxes varies from the amount that would be computed from applying the combined Federal, Provincial and Mexican Income Tax rates to

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007
(Unaudited)

7.

INCOME TAXES (Continued)

the net loss before taxes are as follows:

	August 31, 2006	August 31, 2005
Combined statutory tax rate	33%	36%
Expected income tax recovery	$ (376,746)	$ (386,257)
Non-deductible differences	195,229	136,759
Effect of changes in tax rate	(181,698)	-
Unrecognized tax losses	363,215	249,498
Income tax provision	$ -	$ -

The significant components of the Company’s future income tax assets are as follows:

	August 31, 2006	August 31, 2005
Mineral properties	$ 867,160	$ 897,870
Loss available for future periods	2,151,077	2,544,822
Valuation allowance	(3,018,237)	(3,442,692)
Net future income tax asset	$ -	$ -

The Company has Canadian and Mexican non-capital losses of approximately $6,752,000 which may be carried forward and applied against taxable income in future years. These losses expire as follows:

2007	$279,000
2008	$738,000
2009	$682,000
2010	$1,003,000
2011	$665,000
2012	$1,185,000
2013	$257,000
2014	$661,000
2015	$697,000
2026	$585,000

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007
(Unaudited)

8.

RELATED PARTY TRANSACTIONS

a)

Accounts payable and accrued liabilities include $3,382 (2006-$3,382) due to a company controlled by a director.

b)

During the nine months ended May 31, 2007, the Company paid $90,000 (2006 –$90,000) recorded as management fees for geological and management services to a company controlled by a director.

c)

During the nine months ended May 31, 2007, the Company paid $38,961 (2006 -$26,707) in wages and benefits to a director.

d)

During the nine months ended May 31, 2007, the Company paid $39,500 (2006- $31,500) in respect of office and administration costs to a management company controlled by a director of the Company.

9.

SEGMENTED INFORMATION

The Company has one operating segment, which is mineral exploration. All mineral properties are located in Mexico. All option proceeds are attributable to the Mexican mineral properties. Assets by geographic segment, at cost, are as follows:

May 31, 2007	CANADA	MEXICO	TOTAL

Current assets	$ 7,611,747	$ 102,688	$ 7,714,435
Capital assets	12,968	44,682	57,650
Mineral property costs	-	3,404,511	3,404,511
Total assets	7,624,715	3,551,881	11,176,596
Interest income	41,334	544	41,878
Net loss	426,466	154,686	581,152
May 31, 2006
Current assets	$ 2,014,129	$ 48,972	$ 2,063,101
Capital assets	11,437	31,135	42,572
Mineral property costs	1,256,440	1,637,830	2,894,270
Total assets	3,282,006	1,717,937	4,999,943
Interest income	24,647	5,340	29,987
Net loss	289,558	127,565	417,123

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007
(Unaudited)

10.

COMPARATIVE INFORMATION

Certain comparative information has been reclassified to agree to the disclosure adopted in the current year.

11.

SUBSEQUENT EVENTS

a)

In July 2007, the Company granted 1,075,000 incentive stock options to directors and officers of the company, and 375,000 incentive stock options to employees and consultants of the company at a price of $0.40 per share, exercisable for a period of five years.

b)

In July 2007, the Exchange approved an investment relation agreement entered into by the Company with a consultant, for a three months period, at a monthly fee of US$7,500 plus 60,000 Golden Goliath Resources stock options. The contract would be renewable for two further six monthly periods, at a similar monthly cash payment and issuance of 120,000 shares per each period.